NOBLE CORPORATION
13135 South Dairy Ashford, Suite 800, Sugar Land, Texas 77478
January 28, 2009

Via facsimile and EDGAR
Ms. Laura Nicholson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St, NE
Washington, D.C. 20549

Re:	Noble Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 22, 2008
Supplemental Response Submitted January 22, 2009
File No. 1-31306
Dear Ms. Nicholson:
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated January 27, 2009 relating to the above-referenced filing of Noble Corporation. For your convenience, our responses are prefaced by the Staff’s corresponding comments in bold text. Where applicable, our responses indicate the additions or revisions we will include in the definitive proxy statement. We are providing the Staff with courtesy copies of changed pages of the preliminary proxy statement marked to show all changes made in response to the Staff’s comments dated January 27, 2009, together with copies of this memorandum.

General

1.	We note your response dated January 22, 2009, to prior comments 6 and 7. Because it helps put in proper context the reasons for the various differences among the organizational documents, please include prominently in the forepart of the proxy statement substantially all the information that you provide in the second paragraph under “Unbundling.”

Response:	We will revise page 10 of the proxy statement to comply with the Staff’s comment. A copy of the revised page is being delivered separately to the Staff.

2.	Similarly, to the extent that the proxy statement does not discuss the reasons for each of the changes discussed, include a more complete explanation in the revised proxy statement. We note again your supplemental discussion in that regard.

Response:	We will revise pages 56, 57, 59, 63, 66, 70 and 73 of the proxy statement to comply with the Staff’s comment. Copies of the revised pages are being delivered separately to the Staff. With respect to the amendment of the provisions establishing the supermajority voting and quorum requirements, we have been advised that Swiss law requires at least the same vote as set forth by those provisions.

3.	Please revise the notice and letter to reflect the revisions that you made in response to prior comment 2.

Response:	We will revise the notice and letter to comply with the Staff’s comment. Copies of the revised pages are being delivered separately to the Staff.

4.	Please advise us regarding the “certain circumstances” under which the board of directors of a Swiss company is permitted to limit preemptive rights, as referenced at page 4 of your response. In addition, please provide such disclosure in your revised proxy statement.

Response:	The “certain circumstances” were listed on pages 44, 45, 58, F-2 and F-3 of the preliminary proxy statement.

5.	We note your response at pages 4 and 5 that the differences in setting the record date for general shareholder meetings and the differences in the requirements for adjournment of shareholder meetings result from the requirements of Swiss corporate law. Please advise us how such differences result from the requirements of Swiss corporate law.

Response:	Swiss law does not specifically provide for a concept of establishing a record date in advance of a meeting for the purpose of determining shareholders who are entitled to notice of and to vote at a general meeting of shareholders. Any shareholder who is entered on the company’s share register as a shareholder with voting power at the time of the meeting is entitled to vote at the meeting. However, the mechanics for making entries into the shareholders’ register and the requirement that notice of a meeting be provided at least 20 days prior to the meeting effectively result in a date that is similar to a record date, though these mechanics do not permit the effective record date to be more than 20 days prior to the date of the meeting. Accordingly, it is not possible to replicate the Noble-Cayman provision which permits a record date for a shareholders’ meeting to be no more than 60 days prior to the meeting. In addition under Swiss law, in the absence of a quorum, the applicable general meeting of shareholders terminates and a new general meeting of shareholders must be called in accordance with Noble-Switzerland’s articles of association. Accordingly, it is not possible to replicate the Noble-Cayman provisions which provide (i) that, in the absence of a quorum, shareholders present at a meeting can adjourn the meeting and (ii) an exception to the meeting notice requirement for certain adjourned meetings. The differences regarding record dates were disclosed on page 70 in Attachment 1 to our response dated January 22, 2009. We will revise pages 48, 70, 71 of the proxy statement to reflect Swiss law regarding adjournment. Copies of the revised pages are being delivered separately to the Staff.

6.	We reissue our prior comment 6 with respect to the super-majority voting and quorum requirements to approve amendments to the director and officer indemnification provisions that you discuss at page 6 of your response. Please provide additional analysis regarding why the proposal for such changes should not be unbundled. See the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004).

Response:	We will revise the Noble-Switzerland articles of association to include the same supermajority voting and quorum requirements to approve amendments to the director and officer indemnification provisions as are set forth in the Noble-Cayman articles of association. We will revise pages 50, 73, 75, F-9, F-15, F-16, F-17, F-18 and F-27. Copies of the revised pages are being delivered separately to the Staff.

Letter to Shareholders

7.	Please revise your filing to disclose in your letter to shareholders that there will be changes to the rights of shareholders and provide a cross-reference to the detailed disclosure provided in your filing under the heading “Comparison of Rights of Shareholders” at page 56.

Response:	We will revise the letter to comply with the Staff’s comment. A copy of the revised page is being delivered separately to the Staff.

Questions and Answers About the Transaction page 2

8.	Please provide a question and answer early in this section that summarizes the material changes described in the section “Comparison of Rights of Shareholders” and include a cross-reference to such section.

Response:	We will revise page 3 of the proxy statement to comply with the Staff’s comment. A copy of the revised page is being delivered separately to the Staff.

Comparison of Rights of Shareholders, page 56

Adjournment of Shareholder Meetings, page 71

9.	Please revise your filing to describe the significance of the differences between the requirements of Noble-Cayman and Noble-Switzerland with respect to the adjournment of shareholder meetings. For example, with respect to Noble-Switzerland, please disclose whether there is a minimum number of days before the adjourned meeting may be resumed, whether there is a deadline for publishing the notice and whether there is a requirement for shareholders to approve the adjournment.

Response:	We will revise pages 48 and 71 the proxy statement to comply with the Staff’s comment. Copies of the revised pages are being delivered separately to the Staff.
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     We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call the undersigned or Gerry Spedale of Baker Botts L.L.P. (713-229-1734) if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.

Sincerely,
/s/ William Turcotte
William Turcotte
Senior Vice President and General Counsel
Noble Corporation

cc:	Mr. H. Roger Schwall Mr. Timothy Levenberg